April 15, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Acceleration Request -
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-236809
Registrant: Allstate Life Insurance Company
Principal Underwriter: Allstate Distributors, L.L.C.

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 is hereby requested to May 1, 2020.

Please direct any questions or comments to Efie Vainikos at 847-402-2759. Thank you.

Very truly yours,

ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE DISTRIBUTORS, L.L.C.

/s/ Angela K. Fontana
Angela K. Fontana
Vice President, General Counsel and Secretary